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Exhibit 12

Fiscal year	February 2, 2008	February 3, 2007	January 28, 2006	January 29, 2005	January 31, 2004
	(in thousands, except ratios)
Interest	$51,293	$49,342	$49,040	$35,965	$38,255
Interest factor in rental expense	23,085	19,984	22,534	20,314	21,269
Capitalized interest	—	799	867	659	—

(a) Fixed charges, as defined	$74,378	$70,125	$72,441	$56,938	$59,524

(Loss) Earnings from continuing operations before income taxes and cumulative effect of change in accounting principle	$(63,032)	$(13,470)	$(57,622)	$38,307	$(26,622)
Fixed charges	74,378	70,125	72,441	56,938	59,524
Capitalized interest	—	(799)	(867)	(659)	—

(b) Earnings, as defined	$11,346	$55,856	$13,952	$94,586	$32,902

(c) Ratio of earnings to fixed charges
(b÷a)	—	—	—	1.7x	—

        The ratio of earnings to fixed charges is completed by dividing earnings by fixed charges. "Earnings" consist of earnings before income taxes plus fixed charges (exclusive of capitalized interest costs) plus one-third of rental expense (which amount is considered representative of the interest factor in rental expense). Earnings, as defined, were not sufficient to cover fixed charges by approximately $63.0, $14.3, $58.4 and $26.6 million for fiscal years ended February 2, 2008; February 3, 2007; January 28, 2006 and January 31, 2004, respectively.

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  Exhibit 12